Morse, Zelnick, Rose & Lander

A LIMITED LIABILITY PARTNERSHIP

825 THIRD AVENUE

NEW YORK, NEW YORK 10022

212-838-1177

FAX – 212-208-6809

March 11, 2016

WRITER’S DIRECT LINE

(212) 838-8040

(Filed via EDGAR)

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Attention: Tom Kluck, Esq.

Sandra B. Hunter, Esq.

RE:        Manhattan Bridge Capital, Inc.

Amendment No. 1 to Registration Statement on Form S-11

Filed January 26, 2016

File No. 333-208894Manhattan Bridge Capital, Inc.

Dear Mr. Kluck and Ms. Hunter:

Reference is made to your letter, dated February 25, 2016, addressed to Assaf Ran, Chief Executive Officer of Manhattan Bridge Capital Inc. (the “Company”), setting forth the Staff’s comments to the S-11 Registration Statement referenced above. On behalf of the Company, we hereby respond to your comments as follows (for convenience sake we have reproduced your comments, in bold, above our responses):

General

1. Please file a statement of eligibility of trustee as an exhibit as required by Item 601(b)(25) of Regulation S-K. Also include disclosure in the prospectus that describes the trustee. Please note that since this is not an offering on a delayed basis under Rule 415 of Regulation C, the trustee must be designated and qualified at the time of effectiveness of the registration statement.

The Offering is limited to notes having an aggregate principal amount of $9,990,000, including the over-allotment option. Since the Company does not have any other “public” debt outstanding, the Company believes that it is exempt from the requirements of the Trust Indenture Act (TIA) pursuant to section 304(a)(9) thereof. According to Item 601(a)(25) of Regulation S-K, a statement of eligibility and qualification of a person designated to act as trustee under an indenture is only required if the indenture is to be qualified under the TIA.

As per your comment, additional disclosure regarding the trustee has been included in the prospectus.

Executive Compensation, page 55

2. Please update this section to include information for 2015 as required by Item 402 of Regulation S-K.

All of the financial information and operational data has been updated through December 31, 2015.

Prior to requesting acceleration of the effective date, the Company will provide a written statement containing the acknowledgments specified in your comment letter.

Very truly yours,

/s/ STEPHEN A. ZELNICK

Stephen A. Zelnick